Exhibit 99.1

NORTHCORE TECHNOLOGY POWERS GE CAPITAL SOLUTIONS' UNITED WAY CHARITY AUCTION

(TSX: NTI; OTCBB: NTLNF)

TORONTO, Oct. 12 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of technology solutions for capital asset management, announced today that it has once again supported the GE Capital Solutions' United Way Campaign with its technology.

Northcore provided its award winning commerce engine - Asset Seller - to enable GE Capital Solutions employees in the United States and Canada to bid on nearly 85 items.

Northcore Technologies is an ongoing supporter of the GE Capital Solutions' United Way Campaign, having provided auction technology and support for several previous events. The money raised by this charity auction will be used by local United Way chapters to support a host of non-profit organizations and services in dozens of communities throughout North America. "We are pleased to be once again working with our colleagues and friends at GE to support a truly terrific cause," said Duncan Copeland, CEO of Northcore Technologies.

Northcore Technologies is a joint venture partner with GE Capital Solutions, owning 50 percent of GE Asset Manager LLC, and providing the technology that supports the industry leading equipment portal www.GEasset.com.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations.  These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

%CIK: 0001079171

For further information:
Northcore Technologies Inc.

Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com
CO: Northcore Technologies Inc.

CNW 10:25e 12-OCT-10